Exhibit 99.4

ROBOTTI & COMPANY ADVISORS, LLC
One Grand Central Place
60 East 42nd, Suite 3100
New York, NY 10165

LIONBRIDGE CAPITAL LP
600 Madison Avenue, 15th Floor
New York, NY 10022

Thank you for agreeing to serve as a nominee for election to the Board of Directors of CIM Commercial Trust Corporation (the “Company”) in connection with the proxy solicitation that Robotti & Company Advisors, LLC (“Robotti”) and certain of its affiliates (collectively, the “Robotti Group”) and Lionbridge Capital LP (“Lionbridge”) and certain of its affiliates (collectively, the “Lionbridge Group,” and together with the Robotti Group, the “Robotti-Lionbridge Group”) is considering undertaking to nominate and elect directors at the Company’s 2021 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Robotti-Lionbridge Group Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter (this “Agreement”) will set forth the terms of our agreement.

The members of the Robotti-Lionbridge Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Robotti-Lionbridge Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Robotti-Lionbridge Group Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Robotti-Lionbridge Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Robotti-Lionbridge Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Robotti-Lionbridge Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Robotti-Lionbridge Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim. Robotti will pay 60% and Lionbridge will pay 40% of any Loss. If either such party pays in excess of its share, the other party will promptly upon request reimburse the such party for its respective portion of such Loss. Upon request, the party seeking reimbursement will provide the other party with reasonable documentation evidencing its expenses. Notwithstanding the foregoing, a party will not be entitled to contribution for any expense or liability arising out of such party’s or its group’s breach of this Agreement or any other agreement between the parties, a violation of the law or regulations, fraud, willful misconduct or gross negligence.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Robotti-Lionbridge Group, any confidential, proprietary or non-public information (collectively, “Information”) of the Robotti-Lionbridge Group, its affiliates or any members of any group formed by the Robotti-Lionbridge Group pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (“Schedule 13D Group”) which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Robotti-Lionbridge Group, its affiliates or any members of any Schedule 13D Group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Robotti-Lionbridge Group in writing so that the Robotti-Lionbridge Group or any member thereof may seek a protective order or other appropriate remedy or, in the Robotti-Lionbridge Group’s sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Robotti-Lionbridge Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Robotti-Lionbridge Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Robotti-Lionbridge Group and, upon the request of a representative of the Robotti-Lionbridge Group, all such Information shall be returned or, at the Robotti-Lionbridge Group’s option, destroyed by you, with such destruction confirmed by you to the Robotti-Lionbridge Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

Robotti & Company Advisors, LLC

By:
Name:	Robert E. Robotti
Title:	President

Lionbridge Capital LP

By:
Name:	Gregory Morillo
Title:	Managing Partner

ACCEPTED AND AGREED:

[NOMINEE]

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